Exhibit 99.2
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended March 31,

Amounts in thousands of U.S. Dollars	Note	2024	2023
Revenue	4	$28,751	$27,457
Cost of revenue		(11,306)	(9,843)
Gross profit		17,445	17,614
Selling expenses		(13,903)	(11,995)
Administrative expenses		(19,459)	(16,381)
Research and development expenses		(10,459)	(6,387)
Other operating income		1,623	223
Other operating expense		(188)	(393)
Operating loss		(24,941)	(17,319)
Interest income		1,253	78
Interest expense		(319)	(121)
Foreign exchange, net		3,952	(165)
Other finance income		—	17
Loss before tax		(20,055)	(17,509)
Income tax benefit	5	3,993	3,552
Net loss for the period (Attributable to shareholders of the Parent)		$(16,062)	$(13,958)
Other comprehensive profit/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(27,936)	3,102
Other comprehensive profit/(loss) for the period, net of tax		(27,936)	3,102
Total comprehensive loss for the period, net of tax		(43,998)	(10,856)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(43,998)	$(10,856)
Basic and diluted loss per share	9	$(0.13)	$(0.11)

Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

Amounts in thousands of U.S. Dollars	Note	As of March 31, 2024 (Unaudited)	As of December 31, 2023 (Audited)
ASSETS
Non-current assets
Goodwill and Intangible assets		241,413	258,681
Property, plant and equipment		28,201	30,039
Right-of-use asset		26,270	26,987
Deferred tax assets	5	24,261	21,285
Other non-current assets		1,717	1,794
Total non-current assets		321,862	338,786
Current assets
Inventories		66,615	66,436
Trade receivables		35,058	62,795
Other receivables		2,747	3,443
Prepaid expenses and accrued income		7,390	9,835
Cash at bank and in hand		109,283	120,957
Total current assets		221,093	263,466
TOTAL ASSETS		542,955	602,252
EQUITY
Share capital	6	32,221	32,221
Other contributed capital	6	623,145	620,219
Reserves/(Deficit)		(70,230)	(42,294)
Accumulated Deficit		(123,510)	(107,448)
Total equity attributable to shareholders of the Parent		461,626	502,698
LIABILITIES
Non-current liabilities
Lease liabilities		22,061	22,765
Deferred tax liabilities	5	19,774	21,302
Total non-current liabilities		41,835	44,067
Current liabilities
Lease liabilities		4,142	4,024
Accounts payable		6,704	18,758
Current tax liabilities		1,661	1,320
Other current liabilities	10	26,987	31,385
Total current liabilities		39,494	55,487
Total liabilities		81,329	99,554
TOTAL EQUITY AND LIABILITIES		542,955	602,252

Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND MARCH 31, 2023 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2023		$32,221	$620,220	$(42,295)	$(107,448)	$502,698
Net loss for the period		—	—	—	(16,062)	(16,062)
Other comprehensive loss for the period		—	—	(27,936)	—	(27,936)
Total comprehensive loss for the period		—	—	(27,936)	(16,062)	(43,998)
New share issue	6	—	—	—	—	—
Share-based compensation	6	—	2,926	—	—	2,926
As of March 31, 2024		$32,221	$623,146	$(70,231)	$(123,510)	$461,626

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2022		$30,988	$514,133	$(58,588)	$(75,848)	$410,685
Net loss for the period		—	—	—	(13,958)	(13,958)
Other comprehensive profit for the period		—	—	3,102	—	3,102
Total comprehensive loss for the period		—	—	3,102	(13,958)	(10,856)
New share issue	6	1,233	94,993	—	—	96,226
Share-based compensation	6		1,919	—	—	1,919
As of March 31, 2023		$32,221	$611,045	$(55,486)	$(89,805)	$497,974

Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended March 31,
Amounts in thousands of U.S. Dollars	Note	2024	2023
Operating activities
Loss before tax		$(20,055)	$(17,509)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		5,368	4,319
Net finance expense/(income)		(4,886)	190
Loss on sale of assets		30	32
Share-based compensation expense	6	3,030	2,105
Other		51	25
Changes in working capital:
(Increase) in inventories		(3,868)	(6,299)
Decrease in trade receivable		25,993	24,708
Decrease in other current receivables		2,547	1,286
(Decrease) in trade payables		(12,075)	(414)
(Decrease) in other current liabilities		(3,674)	(3,053)
Interest received		1,221	78
Interest paid		(319)	(121)
Other finance income		—	17
Tax paid		(142)	(3)
Cash flow used in operating activities		$(6,779)	$5,362
Investing activities
Purchase of intangible assets		(509)	(370)
Purchase of property, plant and equipment		(994)	(2,424)
Proceeds from sale of property, plant and equipment		—	5
Investments in other non-current assets		(12)	(41)
Cash flow used in investing activities		$(1,515)	$(2,830)
Financing activities
Proceeds from issue of share capital	6	—	100,260
Share issue costs	6	—	(5,081)
Payment of principal portion of lease liability		(820)	(530)
Cash flow from/(used in) financing activities		$(820)	$94,649
Net cash flow during the period		(9,114)	97,180
Cash at bank and in hand at the beginning of the period		120,957	75,109
Net foreign exchange difference		(2,560)	306
Cash at bank and in hand at the end of the period		$109,283	$172,595

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Exhibit 99.2

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. General information
On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (Olink or the “Company"). The Company has twelve wholly-owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with related activities. The Company is located at Salagatan 16F, SE-753 30 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 13, 2024.
2. Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for three months ended March 31, 2024, and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. The interim condensed consolidated financial statements are presented in thousands of US dollars unless otherwise stated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual report filed on Form 20-F on March 25, 2024, for the fiscal year ending December 31, 2023.

2.2. New standards, interpretations and amendments

Exhibit 99.2

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Group.

3. Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2023.

We are continuing to closely monitor how the armed conflict between Russia and Ukraine, as well as the Middle East conflicts, are affecting our business. As of March 31, 2024, we concluded there was no evidence of material changes to the recoverability risk of business assets, including deferred tax assets and trade receivables.

We continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the conflict between Russia and Ukraine.
4. Segments and Revenue from contracts with customer

4.1. Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Evaluation of segment performance is primarily based on revenue growth. The CODM monitors the operating segments based on revenue growth and gross profit under two segments: Kit and Service. All other operating segments have been aggregated and are included within the "All other segments"-heading.

The Company’s research and development activities, sales and administrative activities, financing (including finance costs, finance income, and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in All other segments.

Exhibit 99.2
4.2. Revenue and Gross Profit
The following tables present the Company’s key financial information by segment:

	Three months ended March 31, 2024
(In thousands)	Kit	Service	All other segments	Total
Revenue from external customers	$17,591	$7,846	$3,314	$28,751
Cost of revenue	$(3,844)	$(5,546)	$(1,917)	$(11,306)
Gross profit	$13,747	$2,300	$1,397	$17,445

	Three months ended March 31, 2023
(In thousands)	Kit	Service	All other segments	Total
Revenue from external customers	$13,534	$10,422	$3,501	$27,457
Cost of revenue	$(2,511)	$(4,583)	$(2,749)	$(9,843)
Gross profit	$11,023	$5,838	$752	$17,614

Exhibit 99.2

4.3. Disaggregation of revenue from contracts with customers
The Group is domiciled in Sweden.The Group derives revenue primarily from the sales of its own-produced finished goods and services in the following geographical regions, based on the location of the customers:

			All other segments
For the three months ended March 31, 2024	Kit	Service		Total
Sweden	577	1,427	79	2,083
United States	11,509	3,897	1,435	16,841
Americas (excluding US)	170	—	41	211
EMEA (excluding Sweden)	2,721	1,983	936	5,640
China	968	—	265	1,233
Japan	665	512	36	1,213
Rest of world	981	27	521	1,529
Total	$17,591	$7,846	$3,314	$28,751

			All other segments
For the three months ended March 31, 2023	Kit	Service		Total
Sweden	1,090	482	147	1,719
United States	6,213	6,363	785	13,361
Americas (excluding US)	1,053	45	215	1,313
EMEA (excluding Sweden)	3,501	2,658	960	7,119
China	1,044	69	1,029	2,142
Japan	400	470	121	991
Rest of world	233	335	244	812
Total	$13,534	$10,422	$3,502	$27,457

4.4. Seasonality of operations
The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and customers budget cycles, especially government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.

Exhibit 99.2
5. Income tax

	Three months ended
	March 31,
Amounts in thousands of U.S. Dollars	2024	2023
Current tax benefit/(expense)	(475)	(407)
Deferred tax benefit	4,469	3,959
Income tax benefit	3,994	3,552
Effective tax rate	20%	20%

The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.

The Group has tax losses that arose in Sweden that are available indefinitely for offsetting against future taxable profits of the entities in which the losses arose. It also has tax losses related to interest expense deductions that arose in Sweden that are available for up to 6 years for offsetting against future taxable profits of the entities in which the deduction arose. Based on management's projections regarding future taxable profits, the Group has recognized deferred tax assets for the former but not for the latter because it is not currently probable that the entities in which the loss arose will be able to generate sufficient taxable profits before these entities taxable deduction offsets expire after 6 years.
6. Share capital and other Contributed capital

(A)Public offering
On January 18, 2023 the Company launched a public offering of 5,831,028 ADS each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company did not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023, with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the time period. The net proceeds from the offering were $96.2 million, after deducting the underwriting discounts, net of deferred taxes, and other public offering costs associated with the filing. The net proceeds of the public offering per the condensed consolidated statement of cash flows of $95.1 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees and other public offering costs.

(B)New share issue
On March 22, 2023, the Company issued 234,344 shares, associated with the vesting of RSUs in the incentive award plan. Following the new share issue, the Company has 124,342,715 shares outstanding.

(C)Incentive award plan
On April 17, 2023 at the Annual General Meeting, our shareholders resolved to adopt two long-term incentive programs, LTI I 2023 and LTI II 2023, and simultaneously amending our Amended and Restated

Exhibit 99.2
2021 Incentive Award Plan (the "Plan"). The amendment to the Plan increased the maximum shares of stock available for issuance by 980,000 shares. The 2021 Incentive Award Plan was initially adopted by the Company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company's shareholders of LTI 2021 (the "Original Plan"). The Original Plan was amended and restated on April 7, 2022 at the Annual General Meeting when our shareholders resolved to adopt two long-term incentive programs, LTI I 2022 and LTI II 2022. The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The Company has prior to 2023 filed two registration statements on Form S-8 covering 1,085,900 shares under the Original Plan and an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. Together with the amendment approved On April 17, 2023 a total of 2,660,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock option and restricted stock unit awards; provided, however, that no more than 2,660,303 additional shares may be issued. Shares available under all plans will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest. subject to continued service, over a four-year period from the grant date, and, in case of stock options, upon the option holder exercising the option. The expiration date on stock options awarded under the programs is five years from grant date.

Incentive Stock Options

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39 which is equal to 100% of the share price at grant date. During the second quarter of 2023, 99,480 options that had been approved at the Annual General Meeting on April 17, 2023, were awarded to certain executive officers and directors, in each case with an exercise price of $22.79 which is equal to 100% of the share price at grant date.

Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.

The share-based compensation cost is calculated according to the following: The employee stock options were granted free of charge and are accounted for as equity-settled share-based payment transactions. Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.2 million for the three months ended March 31, 2024. The expense associated with these stock options amounted to $0.1 million for the three months ended March 31, 2023. These are recorded within selling, administrative and research and development expenses within the income statement.
A summary of stock option activity under the Company's Plan relating to awards to certain officers and directors as of March 31, 2024, and changes during the three months ended March 31, 2024, are as follows:

Exhibit 99.2

	Outstanding Stock Options	Weighted Average Exercise Price (USD)
Balance as of January 1, 2024	598,527	23.36
Granted	—	—
Forfeited	—	—
Balance as of March 31, 2024	598,527	$23.36
Vested and exercisable as of March 31, 2024	332,599

Restricted Stock Units

As of March 31, 2024, 1,260,748 RSUs were outstanding, of the total outstanding RSUs 272,704 were outstanding to our executive officers. The RSUs will vest during a four-year period; new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $3.3 million for the three months ended March 31, 2024. The expense associated with these RSUs amounted to $2.3 million for the three months ended March 31, 2023. These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

The following is a summary of the RSU activity under the Company’s plan and related information as of March 31, 2024, and changes during the three months ended March 31, 2024:

	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value (USD)
Balance as of January 1, 2024	1,285,100	21.23
Granted	—	—
Forfeited	(24,352)	21.62
Vested	—	—
Balance as of March 31, 2024	1,260,748	$21.22
7. Fair values
As of March 31, 2024 and December 31, 2023, respectively, the fair values of cash at bank, accounts receivables, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments. There were no loan facilities as of March 31, 2024 nor as of December 31, 2023.
8. Related-party transactions
Other than compensation arrangements with executive officer and directors, we have not entered into any material transactions with our executive officers, directors or holders, including their affiliates or other related parties during 2024.
9. (Loss)/Earnings per share
Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

Exhibit 99.2

	Three months ended
	March 31,
	2024	2023
Net loss for the period (thousands)	(16,062)	(13,958)
Total	(16,062)	(13,958)
Weighted average number of shares (thousands)	124,343	122,955
Basic and diluted loss per share	(0.13)	(0.11)
As of March 31, 2024, the Company has the following number of potentially dilutive common shares but are deemed anti-dilutive as of March 31, 2024, and therefore excluded from the weighted average number of common shares for the purpose of the calculation of the diluted loss per share:

i.598,527 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (see note 6)
ii.1,260,748 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan (see note 6)

As of March 31, 2023, the Company had the following number number of potentially dilutive common shares but were deemed anti-dilutive as of March 31, 2023, and therefore excluded from the weighted average number of common shares for the purpose of the calculation of the diluted loss per share:

i.523,592 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (see note 6)
ii.855,917 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan (see note 6)

10. Other current liabilities
Other current liabilities consist of the following:

Amounts in thousands of U.S. Dollars	As of March 31, 2024	As of December 31, 2023
Other financial liabilities
Salaries and wages	10,431	9,530
Royalties	2,096	5,043
Accrued expenses	7,235	8,021
Other current liabilities	4,791	6,599
Contract liabilities
Advance from customers	2,434	2,192
Total	$26,987	$31,385
11. Subsequent events

The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

		Three months ended March 31,

Amounts in thousands of U.S. Dollars	Note	2024	2023
Revenue	4	$28,751	$27,457
Cost of revenue		(11,306)	(9,843)
Gross profit		17,445	17,614
Selling expenses		(13,903)	(11,995)
Administrative expenses		(19,459)	(16,381)
Research and development expenses		(10,459)	(6,387)
Other operating income		1,623	223
Other operating expense		(188)	(393)
Operating loss		(24,941)	(17,319)
Interest income		1,253	78
Interest expense		(319)	(121)
Foreign exchange, net		3,952	(165)
Other finance income		—	17
Loss before tax		(20,055)	(17,509)
Income tax benefit	5	3,993	3,552
Net loss for the period (Attributable to shareholders of the Parent)		$(16,062)	$(13,958)

Other comprehensive profit/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(27,936)	3,102
Other comprehensive profit/(loss) for the period, net of tax		(27,936)	3,102
Total comprehensive loss for the period, net of tax		(43,998)	(10,856)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(43,998)	$(10,856)
Basic and diluted loss per share	9	$(0.13)	$(0.11)

The following analysis includes EBITDA, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage which are measures not calculated in accordance with IFRS. For more information

Exhibit 99.2
regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations” below.

Revenue
Revenue for the three months ended March 31, 2024 was $28.8 million compared to $27.5 million for the three months ended March 31, 2023. The increase of $1.3 million, or 5%, was driven primarily by Explore Kit revenues and the launch of the new Explore HT Kit, with the Kit segment growing 30%. The Service segment decreased by 25% year over year. The Explore platform accounted for 63% of total Q1 2024 revenues.

Gross Profit/Gross Profit Percentage
Gross profit for the three months ended March 31, 2024 was $17.4 million compared to $17.6 million for the three months ended March 31, 2023. The decrease of $(0.2) million, or (1)% driven by increased costs of Kit production due to inflationary pressure as well as an unfavorable change in product mix, and lower utilization of Service lab cost structure compared to prior year.

Operating Expenses

Total operating expenses for the three months ended March 31, 2024 were $42.4 million compared to $34.9 million for the three months ended March 31, 2023. The increase of $7.5 million, or 21%, is reflective of the overall growth of the business, which includes expenses related to strategic initiatives.

Segment Information
Kit Revenues
Kit revenues represented 61% of our revenues for the three months ended March 31, 2024 compared to 49% for the three months ended March 31, 2023 and grew 30% year over year primarily as a result of continued Explore and Target revenue growth in combination with the launch of Explore HT. The Company generated a gross margin of 78 % and an adjusted gross profit percentage of 80% on Kit revenues for the three months ended March 31, 2024 compared to a gross margin of 81 % and an adjusted gross margin of 83% for the three months ended March 31, 2023. The decrease in gross margin and adjusted gross margin for kits was primarily due to lower production utilization and unfavorable change in product mix compared to prior year.

Service Revenues
Service revenues represented 27% of our revenues for the three months ended March 31, 2024 compared to 38% for the three months ended March 31, 2023 and decreased by 25% due to expansion of Kit business.

Exhibit 99.2
We generated a gross margin of 29 % and an adjusted gross profit percentage of 42% on Service revenues for the three months ended March 31, 2024 compared to a gross margin of 56 % and an adjusted gross margin of 62% for the three months ended March 31, 2023. The decrease in Service gross margin and adjusted gross margin was driven by a decline in revenue, due to Olink's externalization strategy, while maintaining similar fixed cost structure compared to prior year.

Non-IFRS Reconciliations
We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance.
EBITDA and Adjusted EBITDA
We use the non-IFRS measures of EBITDA and Adjusted EBITDA. We define EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles. We define Adjusted EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, amortization of acquisition intangibles, and management adjustments and share-based compensation expenses. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

 We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

Exhibit 99.2

	Three months ended
	March 31,
Amounts in thousands of U.S. Dollars	2024	2023
Operating loss	(24,941)	(17,319)
Add:
Amortization	2,819	2,733
Depreciation	2,549	1,586
EBITDA	(19,573)	(13,000)
Management Adjustments	1,084	1,501
Share-based compensation expenses	3,032	2,104
Adjusted EBITDA	(15,457)	(9,395)

Management adjustments for the three months ended March 31, 2024, amounted to $1.1 million. These adjustments pertain to costs associated with the work in response to the tender offer by Thermo Fisher Scientific Inc. announced on October 17, 2023. The costs associated with the tender offer are attributable specifically to third-party administrative expenses, mainly legal fees. Additional information related to the tender offer can be found within the Form 6-K filed by the Company on October 18, 2023, Thermo Fisher's Tender Offer Statement on Schedule TO filed by Thermo Fisher on October 31, 2023, the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on October 31, 2023, and subsequent and in future filings by the Company related to the tender offer. Adjusted EBITDA for the three months ended March 31, 2024, includes an add-back of $3.0 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.
Management adjustments for the three months ended March 31, 2023, amounted to $1.5 million and primarily included costs related to our January 2023 capital raise. Adjusted EBITDA for the three months ended March 31, 2023, includes an add-back of $2.1 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.

Adjusted Gross Profit, including Adjusted Gross Profit Percentage
We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of revenue, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share-based compensation expenses.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are the primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance consistently basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.
Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

Exhibit 99.2

	Three months ended
	March 31,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2024	2023
Revenue	28,751	27,457
Cost of revenue	(11,306)	(9,843)
Gross Profit	17,445	17,614
Gross Profit %	60.7%	64.2%
Less:
Depreciation charges	1,201	707
Share-based compensation expenses	150	94
Adjusted Gross Profit	18,796	18,415
Adjusted Gross Profit %	65.4%	67.1%
Adjusted gross profit percentage for the three months ended March 31, 2024, was 65.4% compared to an adjusted gross profit percentage of 67.1% for the three months ended March 31, 2023. Adjustments to arrive at Adjusted gross profit for the three months ended March 31, 2024, and for the three months ended March 31, 2023 consist of $1.2 million and $0.7 million, respectively, related to depreciation charges and $0.2 and $0.1 million, respectively, related to share-based compensation expenses.

Reconciliation of adjusted gross profit to gross profit, the most comparable IFRS measure, by segment:

Exhibit 99.2

	Three months ended March 31,
Amounts in thousands of U.S. Dollars unless otherwise stated	2024	2023
Kit
Revenue	17,591	13,534
Cost of revenue	(3,844)	(2,511)
Gross profit	13,747	11,023
Gross profit margin	78.1%	81.4%
Less:
Depreciation charges	316	157
Share-based compensation expenses	76	40
Adjusted Gross Profit	14,139	11,220
Adjusted Gross Profit %	80.4%	82.9%

Service
Revenue	7,846	10,422
Cost of revenue	(5,546)	(4,583)
Gross profit	2,300	5,839
Gross profit margin	29.3%	56.0%
Less:
Depreciation charges	886	550
Share-based compensation expenses	74	54
Adjusted Gross Profit	3,260	6,443
Adjusted Gross Profit %	41.5%	61.8%

All other segments
Revenue	3,314	3,501
Cost of revenue	(1,917)	(2,749)
Gross profit	1,397	752
Gross profit margin	42.2%	21.5%
Less:
Depreciation charges	—	—
Share-based compensation expenses	—	—
Adjusted Gross Profit	1,397	752
Adjusted Gross Profit %	42.2%	21.5%